ATTACHMENT FOR CURRENT FILING OF N-SAR SUB-ITEM 77I

At a regular meeting held December 3-4, 2007, the Board of Trustees for the Registrant voted to approve the Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3 of the Investment Company Act of 1940, as amended, of John Hancock Funds III to add Class ADV.

Class ADV shares are available to investors (i) where the shares are held on the books of the fund through omnibus accounts that trade via the National Securities Clearing Corporation (NSCC); (ii) investors who acquired Class A shares of the fund as a result of the reorganization of the Rainier fund; or (iii) such other investors as permitted by the fund, in the fund’s sole discretion as it deems appropriate. Class ADV shares of the fund are sold without any front-end or deferred sales charges. Class ADV shares have a Rule 12b-1 plan that allows the fund to pay fees for the sale, distribution and service of its Class ADV shares.